UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                       BOTTOMLINE TECHNOLOGIES (DE), INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    101388106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               AND COMMUNICATIONS)

                                  MAY 14, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

101388106                                                          PAGE  2 OF 36


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY          7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
             WITH                               -0-
                                        ----------------------------------------
                                        8       SHARED VOTING POWER

                                                3,426,700
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                -0-
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,426,700
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,426,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

101388106                                                          PAGE  3 OF 36


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74 L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY          7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
             WITH                               -0-
                                        ----------------------------------------
                                        8       SHARED VOTING POWER

                                                3,426,700
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                -0-
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,426,700
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,426,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

101388106                                                          PAGE  4 OF 36


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY          7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
             WITH                               -0-
                                        ----------------------------------------
                                        8       SHARED VOTING POWER

                                                3,426,700
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                -0-
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,426,700
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,426,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

101388106                                                          PAGE  5 OF 36


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY          7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
             WITH                               -0-
                                        ----------------------------------------
                                        8       SHARED VOTING POWER

                                                3,426,700
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                -0-
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,426,700
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,426,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

101388106                                                          PAGE  6 OF 36


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY          7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
             WITH                               -0-
                                        ----------------------------------------
                                        8       SHARED VOTING POWER

                                                3,426,700
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                -0-
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,426,700
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,426,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

101388106                                                          PAGE  7 OF 36


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY          7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
             WITH                               -0-
                                        ----------------------------------------
                                        8       SHARED VOTING POWER

                                                3,426,700
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                -0-
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,426,700
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,426,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

101388106                                                          PAGE  8 OF 36


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated January 17, 2002, as amended by Amendment No. 1 thereto, dated March 14, 2003, as amended by Amendment No. 2 thereto, dated March 21, 2003, and as amended by Amendment No. 3 thereto, dated March 28, 2003 ("Amendment No. 3"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Bottomline Technologies (de), Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 325 Corporate Drive, Portsmouth, New Hampshire 03801.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GapStar, GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

         The general partner of GAP 74 is GAP. GAP is also the Sole Member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO II. Mr. Grabe serves on the Board of Directors of the Company. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20190. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

101388106                                                          PAGE  9 OF 36


(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by inserting the following at the end thereof:

         This Amendment No. 4 is being filed as a result of (i) the execution of a Stock Purchase Agreement, dated May 14, 2003 (the "Loomis Stock Purchase Agreement"), among James L. Loomis ("Loomis"), GAP 74, GapStar, GAPCO II and KG, pursuant to which Loomis agreed to sell, and GAP 74, GapStar, GAPCO II and KG agreed to purchase, an aggregate of 170,000 shares of Common Stock for an aggregate purchase price of $997,900 and (ii) the execution of a Stock Purchase Agreement, dated May 15, 2003 (the "McGurl Stock Purchase Agreement"), among McGurl Family Limited Partnership ("McGurl LP"), GAP 74, GapStar, GAPCO II and KG, pursuant to which McGurl LP agreed to sell, and GAP 74, GapStar, GAPCO II and KG agreed to purchase, an aggregate of 100,000 shares of Common Stock for an aggregate purchase price of $597,000. See Item 6 for an additional description. All of the funds were obtained from contributions from partners of GAP 74, GAPCO II and KG, and available capital of GapStar.

ITEM 4.  PURPOSE OF TRANSACTION.

         Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) As of the date hereof, GAP, GAP 74, GapStar, GAPCO II, KG and GmbH Management each own of record no shares of Common Stock, 2,818,657 shares of Common Stock, 220,186 shares of Common Stock, 383,469 shares of Common Stock, 4,388 shares of Common Stock and no shares of Common Stock, respectively, 0.0%, 17.7%, 1.4%, 2.4%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock. By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (ii) GAP is the general partner of GAP 74 and the sole member of GapStar and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,426,700 shares of Common Stock, or 21.5% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,426,700 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock since the filing of Amendment No. 3.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)      Not Applicable.

101388106                                                          PAGE 10 OF 36


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Item 6 is hereby amended by inserting the following at the end thereof:

         As described in Item 3 above, (i) on May 14, 2003, GAP 74, GapStar, GAPCO II and KG entered into the Loomis Stock Purchase Agreement with Loomis pursuant to which GAP 74, GapStar, GAPCO II and KG agreed to purchase from Loomis an aggregate of 170,000 shares of Common Stock for an aggregate purchase price of $997,900 and (ii) on May 15, 2003, GAP 74, GapStar, GAPCO II and KG entered into the McGurl Stock Purchase Agreement with McGurl LP pursuant to which GAP 74, GapStar, GAPCO II and KG agreed to purchase from McGurl LP an aggregate of 100,000 shares of Common Stock for an aggregate purchase price of $597,000. The foregoing summary of each of the Loomis Stock Purchase Agreement and the McGurl Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 4 and Exhibit 5.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

         Exhibit 3: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

         Exhibit 4: Stock Purchase Agreement, dated May 14, 2003, among James L. Loomis, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG.

         Exhibit 5: Stock Purchase Agreement, dated May 15, 2003, among McGurl Family Limited Partnership, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG

101388106                                                          PAGE 11 OF 36


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED MAY 15, 2003


                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS, 74 L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmbH,
                                        Its general partner


                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Managing Director

101388106                                                          PAGE 12 OF 36


                                   GAPCO MANAGEMENT GMBH


                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Managing Director